# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Duckhorn Portfolio, Inc., CIK 0001835256
CUSIP: 26414D106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1201 Dowdell Lane, St. Helena, California (CA), 94574
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001193125-24-236789
Filed by CIK 0001850753
Persons authorized to receive notices and communications: Drew Weilbacher, 1100 Larkspur Landing Circle, Suite 360, Larkspur, California (CA), 94574, (415) 217-2300; Tristan VanDeventer, Ropes & Gray LLP, 800 Boylston Street, Boston, Massachusetts (MA), 02199, (212) 596-9361

## Reporting persons
- Mallard Holdco, LLC (CIK 0001850753): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The Duckhorn Portfolio, Inc.
Address of issuer's principal executive offices: 1201 Dowdell Lane, St. Helena, California (CA), 94574
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D supplements and amends the initial Schedule 13D originally filed by the undersigned with the SEC on October 11, 2024. Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment No. 1 shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

On December 24, 2024, Merger Sub merged with and into the Issuer on the terms and conditions set forth in the Merger Agreement, with the Company surviving the Merger as a wholly owned subsidiary of Parent. In connection with the completion of the Merger, each share of Common Stock was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $11.10, without interest.

As a result of the Merger, the Company's Common Stock ceased to trade on the New York Stock Exchange prior to the opening of trading on December 24, 2024 and became eligible for delisting from the New York Stock Exchange and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the closing of the Merger as described in Item 4, the Reporting Person ceased to beneficially own any Common Stock or to have voting or dispositive power with respect to any
Common Stock.

The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page to this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: (c) Except as set forth in this Amendment No. 1, the Reporting Person has not engaged in any transactions in the Issuer's securities during the past 60 days prior to the obligation to file this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: (d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) The Reporting Person ceased to be, collectively with the other members of the purported "group" described in Item (5)(a)-(b), the beneficial owners of more than five percent of the Common Stock on December 24, 2024.

## Signatures
- Mallard Holdco, LLC: /s/ Drew Weilbacher, Drew Weilbacher, Authorized Signatory (12/27/2024)